Exhibit 99.1

Nova Minerals Provides an Invitation to an Investor Webinar

Melbourne, Australia, February 13, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide the opportunity for its shareholders, investors, and the broader market to attend a live virtual presentation by Nova’s CEO, Christopher Gerteisen.

This live, interactive online event, which will be provided using the Company’s Vrify platform, will give existing shareholders and the investment community the opportunity to interact with the Company’s CEO, Mr Christopher Gerteisen in real time.

At the conclusion of the presentation there will be an opportunity for attendees to ask questions of management.

Emerging Growth Conference Webinar

Event:	Emerging Growth Company Conference

Time:	1.10PM US EST Tuesday 18 February 2025

Registration:	Please register at the link below to ensure you are able to attend the conference and receive any updates that are released.
https://goto.webcasts.com/starthere.jsp?ei=1696664&tp_key=a17d7ff4c2&sti=nva

Questions:	Questions may be submitted in advance to Questions@EmergingGrowth.com or asked during the event.

If attendees are not able to join the event live on the day of the webinar, an archived webcast will also be made available on the Company’s website.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold and Critical Minerals Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196